Mail Stop 4561

September 26, 2008

Eli Fruchter
Principal Executive Officer
LanOptics Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel

       Re: **LanOptics Ltd.**
               Form 20-F
               Filed on March 28, 2008
               Form 6-K
               Filed on February 11, 2008
               File No. 000-20860

Dear Mr. Fruchter:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Stephen G. Krikorian
                         Accounting Branch Chief